[Imagenetix Letterhead]

February 13, 2008

Ms. Tabatha Akins, Mail Stop 6010
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Imagenetix, Inc.
Form 10-KSB for the Fiscal Year Ended March 31, 2007
Filed June 29, 2007
File Number: 033-24138-D

Dear Ms. Akins:

We are responding to your comment letter of January 25, 2008 regarding the referenced filing. In order to expedite your review, we are providing the following additional disclosure keyed to your comment as follows:

Notes to the Consolidated Financial Statement

Note 9— Capital Stock. page F-16

Warrants. page F-I 7

1.
You recorded a “non-cash dividend” in 2006 and 2007 as a result of extending the expiration date of the warrants discussed in this footnote. Please tell us how you determined that your accounting treatment was appropriate. Cite the authoritative guidance used in your determination.

When recording the non-cash dividends, we considered the following guidance:

•	ARB 43, Restatement and Revision of Accounting Research Bulletins, as follows:

Stock dividends should be accounted for as a charge against retained earnings at an amount equal to the fair value of the consideration given (paragraph 10).

Securities and Exchange Commission
February 13, 2008

We felt that by modifying a warrant, we were effectively issuing an equity security (akin to canceling the first equity award and issuing a replacement equity award). While a warrant isn’t a share of stock, it still is an equity instrument. The Company has not surrendered any company assets or incurred any liability by issuing or modifying the warrant. Further, the warrant modification was issued to those that are on par with common stockholders, once the exercise price is paid, opposed to a class of individuals who were in preference to common stockholders (i.e., preferred stock holders). Further, they were not issued to debt holders, in which case the charge would have been interest expense opposed to retained earnings; and they were not issued to others who were providing goods or services, and therefore not recorded as an expense within operations within the statement of operations.

The modification was also done at the Company’s option. The Company was not in violation of any agreement and was not issuing consideration as a penalty for any violation. Thus FASB 5, Accounting for Contingencies, was not considered.

•	APB 29, Accounting for Nonmonetary Transactions, as follows:

Nonmonetary transactions should be accounted for based on their relative fair values of the consideration exchanged (paragraph 18).

•	FASB 123, Accounting for Stock-Based Compensation, as follows:

A modification of terms of an award should be measured at its incremental value (paragraph 35).

While the warrants were not awarded to employees, we felt that FASB 123 provided guidance as to how to measure the fair value of a modification in general. Thus, we applied FASB 123 by analogy.

•	SEC Views (Minutes.T.March.2001.Reg1.TopicC.)

Topic C: Accounting for Stock Dividends When There Is a Retained Deficit

Stock dividends payable to those other than common stockholders (i.e., preferred stockholder) should be accounted for as a charge to income available to common stockholders. Stock dividends payable to common stockholders should be accounted for effectively as capitalizing an amount from accumulated earnings to permanent equity (SEC comment section).

Securities and Exchange Commission
February 13, 2008

The SEC also concluded that if the Company were in an accumulated deficit position, then a stock dividend to common stockholders should be accounted for at par value and not fair value. However, in our case, the consideration given was a modification of a warrant, which has no par value. The SEC expressed view did not provide guidance as to how to account for a dividend that had no par value. Therefore, we reverted back to ARB 43 and APB 29.

We also considered the guidance of EITF 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments, but concluded that it wasn’t applicable because the warrants were (1) issued in connection with an equity sale, with no debt components being sold, and (2) warrant terms were being modified which were classified as equity securities and not debt securities.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing,

•	staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We shall be pleased to address any additional comments or concerns the staff may have concerning our filing.

Sincerely,

/S/ LOWELL W. GIFFHORN

Lowell W. Giffhorn
Chief Financial Officer